UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-36856

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Hepion Pharmaceuticals, Inc.
Former name if applicable
Address of principal executive office	55 Madison Ave., Suite 400 – PMB# 4362
City, state and zip code	Morristown, NJ 07960

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 within the prescribed time period without unreasonable effort and expense. The Company is still in the process of compiling certain required information to complete the Form 10-K. The Company expects to file the Form 10-K within the extension period of 15 calendar days.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Brancaccio	(732)	902-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Research and development expenses for the years ended December 31, 2024 and 2023 were $12.1 million and $35.6 million, respectively. The decrease of $23.5 million was primarily due to a $22.0 million decrease in clinical trial costs and drug development primarily for our phase 2b study and a $1.5 million decrease in employee compensation costs due to reduced headcounts..

General and administrative expenses for the years ended December 31, 2024 and 2023 amounted to $7.2 million and $9.6 million, respectively. The decrease of $2.4 million is primarily due to a $1.0 million decrease in employee compensation costs, a $0.5 million decrease in stock-based compensation costs, a $0.3 million decrease in legal costs, a $0.4 million decrease in consulting costs and a $0.2 million decrease in professional fees.

For the year ended December 31, 2023, we incurred an impairment to our in-process research and development asset of $3.2 million. Our in-process research and development asset was impaired in 2023 due to the slowdown of our Phase2b study, the delayed timeline of our clinical trials and our removal of Hepatitis B as a second indication to focus solely on Rencofilstat.

Hepion Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2025		/s/ John Brancaccio
	By:	John Brancaccio
	Title:	Interim Chief Executive Officer

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